EXHIBIT 99.1
CONSENT OF DIRECTOR-NOMINEE
     This Consent of Director-Nominee is delivered in connection with the registration statement on Form S-1 (Registration No. 333-132368) (as it may be amended from time to time, the “Registration Statement”) of Restore Medical, Inc. for the registration under the Securities Act of 1933, as amended, of up to $50,000,000 of common stock of Restore Medical, Inc.
     The undersigned consents to (a) the references made to him in the Registration Statement and related prospectus as having consented to serve as a director of Restore Medical, Inc. effective immediately after the completion of the offering contemplated by the Registration Statement and such prospectus and (b) the inclusion of certain biographical information regarding him in the Registration Statement and related prospectus.

April 11, 2006	/s/ Richard J. Nigon
Richard J. Nigon